Exhibit 99.4

GFL Environmental Inc. Announces Change of Auditor to KPMG LLP

VAUGHAN, ON, August 20, 2021 – GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) today announced that it has changed its auditor from Deloitte LLP (“Deloitte”) to KPMG LLP (“KPMG”) effective August 20, 2021.

At the request of the Company, Deloitte resigned as the auditor of the Company and the Board of Directors of the Company appointed KPMG as the new auditor effective August 20, 2021 until the close of the Company’s next Annual General Meeting.

There are no “reportable events” (as the term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and Deloitte. In addition, there were no reservations in Deloitte’s audit reports for any financial period during which Deloitte was the Company’s auditor.

Luke Pelosi, the Chief Financial Officer of GFL, said, “As a result of a comprehensive review process resulting in a formal request for proposal being tendered to qualifying accounting firms, the Board has appointed KPMG as GFL’s new auditor. I want to thank Deloitte for its support over the years and I look forward to working together in the future on non-audit related engagements.”

In accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letters from Deloitte and KPMG, have been reviewed by the Company’s Audit Committee and will be filed on SEDAR.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

For further information: Patrick Dovigi, Founder and Chief Executive Officer

+1 905 326-0101, pdovigi@gflenv.com